SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       Summary of the resolutions approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 23, 2017

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the resolutions approved by the General Ordinary and Extraordinary

Shareholders’ Meeting held on May 23, 2017

The following resolutions were adopted upon reviewing each of the points included in the Agenda:

1)           Appointment of two shareholders to approve and sign the Minutes of the Meeting

Mrs. Maria de los Angeles Blanco Salgado, the representative of Nortel Inversora S.A. and Mrs. Maria Catalina Benedetti, the representative of the Administración Nacional de Seguridad Social – Fondo de Garantía de Sustentabilidad – Law No. 26,425 (or ‘ANSeS’), were appointed to approve and sign the Minutes.

2)           Appointment of two regular Directors and two alternate Directors to complete the mandate of the resigning Directors.

It was resolved to adjourn until June 6, 2017, at 10.00 am to consider this 2nd item of the Agenda.

3)           Election of one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the mandate of the resigning members of the Supervisory Committee.

It was resolved to adjourn until June 6, 2017, at 10.00 am to consider this 3rd item of the Agenda.

4)           Consideration of the corporate reorganization by which (contingent on regulatory approvals and the fulfillment of other conditions), Sofora Telecomunicaciones S.A. (‘Sofora’), Nortel Inversora S.A. (‘Nortel’) and Telecom Personal S.A. (‘Telecom Personal’) as absorbed companies will merge into Telecom Argentina S.A. (‘Telecom Argentina’) as surviving company (hereinafter, ‘the Merger’), in accordance with the provisions of section 82 and subsequent sections of the General Corporations Law (Ley General de Sociedades), section 77 and subsequent sections of the Income Tax Law, and the Rules of Comisión Nacional de Valores (‘CNV’). Consideration of the the Special Individual Merger Financial Statements of Telecom Argentina as of December 31, 2016, and the Special Consolidated Merger Financial Statements of Sofora, Nortel, Telecom Argentina and Telecom Personal as of December 31, 2016, with the respective Reports of the Supervisory Committee and the Independent Auditors. Consideration of the Preliminary Merger Agreement made by and between Telecom Argentina, as surviving company, and Sofora, Nortel y Telecom Personal, as absorbed companies, on March 31, 2017. Consider the conversion of up to 161,039,447 Class ‘A’ ordinary registered shares issued by the Company with a nominal value of AR$1 each and one vote per share, into the same number of Class ‘B’ ordinary registered shares issued by the Company with a nominal value of AR$1 each and one vote per share, to be delivered to the holders of Preferred B Shares of Nortel. Amendment of sections Four, Five and Nine of the Corporate Bylaws. Authorization to sign the Definitive Merger Agreement.

It was approved the proposal for the corporate reorganization by which, contingent on regulatory approvals and the fulfillment of other conditions, Sofora Telecomunicaciones S.A. (‘Sofora’), Nortel Inversora S.A. (‘Nortel’) and Telecom Personal S.A. (‘Telecom Personal’) as absorbed companies will merge into Telecom Argentina S.A. (‘Telecom Argentina) as surviving company (hereinafter, ‘the Merger’), in accordance with the provisions of section 82 and subsequent sections of the General Corporations Law (Ley General de Sociedades), section 77 and subsequent sections of the Income Tax Law, and the Rules of Comisión Nacional de Valores (‘CNV’).

In addition, the following documents were approved: i) The Individual Special Financial Statements for the merger of Telecom Argentina as of December 31, 2016 and the Consolidated Special Financial Statements for the Merger of Sofora, Nortel, Telecom Argentina and Telecom Personal as of December 31, 2016, with the respective reports from the Supervisory Committee and the Independent Auditors; ii) The Preliminary Reorganization Agreement celebrated on March 31, 2017 by Telecom Argentina as the surviving company and Sofora, Nortel and Telecom Personal as the absorbed companies and its Annexes. This approval includes (without limitation) the approval of the distribution ratio established in the fourth Section of the Preliminary Reorganization Agreement.

Additionally, it was approved the conversion of up to 161,039,447 Class ‘A’ ordinary registered shares issued by the Company with a nominal value of AR$1 each and one vote per share, into the same number of Class ‘B’ ordinary registered shares issued by the Company with a nominal value of AR$1 each and one vote per share, to be delivered to the holders of Preferred B Shares of Nortel.

Likewise, the amendment of Sections Four and Five was approved (the latter with modifications with respect to the project annexed to the Preliminary Reorganization Agreement) and the elimination of Section Nine of the Corporate Bylaws.

Finally, it was granted the authorization to Mariano Ibáñez, Baruki Luis Alberto González and Pedro Chomnalez for each and any of them alternatively to sign the Definitive Merger Agreement on behalf of Telecom Argentina.

5)           Granting of the required authorizations to submit applications to the control agencies for all approvals and authorizations required to complete the Merger and the amendment of the Corporate Bylaws, and to carry out all the filings and formalities that are necessary to obtain the respective registrations.

It was resolved to delegate to the Chairman of the Company the appointment of the persons authorized to submit applications to the control agencies for all approvals and authorizations required to complete the Merger and the amendment of the Corporate Bylaws, and to carry out all the filings and formalities necessary to obtain the respective registrations.

All resolutions were adopted by the majority of computable votes after deducting the voluntary abstentions from the calculation base, except the resolution related to the adjourning of items 2nd and 3rd which was decided by unanimity of computable votes.

The Shareholders’ Meeting was attended by Maria Inés Pont Lezica on behalf of the Comisión Nacional de Valores and accountant Nora Lavorante on behalf of the Buenos Aires Stock Exchange.

Sincerely,

Mariano M. Ibañez

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	May 24, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations